October 4, 2013

Via EDGAR Correspondence

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re: HSBC USA Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2013
File No. 001-07436

Dear Ms. Ciboroski:
This letter is the response of HSBC USA Inc. (the “Company” or “HUSI”) to the comment letter issued by your office dated September 20, 2013 with respect to HUSI’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (the “June 2013 Form 10-Q”). We have printed your comments below in bold type, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012
Balance Sheet Review, page 52
1. We note your response to prior comment 1 related to the accounting policies for your unallocated gold and other unallocated metals. We continue to evaluate your response to this comment.
Response:
We are available for further discussion.
Critical Accounting Policies and Estimates, page 46
Goodwill Impairment, page 47
2. We note your disclosure that the carrying value of your reporting units is determined by applying a capital charge consistent with Basel II requirements to the units’ risk-weighted assets. Please respond to the following:

•
Clarify whether all of the shareholders’ equity of the company is allocated out to the reporting units or whether a portion of the amount is allocated to a corporate or other segment. To the extent the entire amount of shareholders’ equity is not attributed out to the reporting units, please quantify the amount of equity that is not allocated out.

October 4, 2013

Response:
As at December 31, 2012, $0.3 billion or 2 percent of HUSI’s total equity of $17.8 billion was shown in the ‘other’ segment comprising certain miscellaneous assets and liabilities not specific to any one reporting unit. For reasons of practicality, in Q1 2013, we allocated all of our equity to reporting units. Consequently, the total carrying value of all reporting units is now equal to the shareholder’s equity of HUSI. This allocation method would not have affected the impairment test conclusions at December 31, 2012 or earlier.

•
Tell us why you use this risk-weighted assets approach to determine the carrying value of your reporting units when HSBC Holdings plc determines the carrying value of its cash generating units (CGUs) based on the actual assets and liabilities of the CGUs because they have separate legal entities for their geographical regions and global businesses.

Response:
Within the U.S., legal entities include multiple reporting units. The carrying value of each U.S. reporting unit is the sum of (a) attributable net assets; (b) allocated capital based on that unit’s risk-weighted assets; (c) attributable goodwill; and (d) allocated residual capital based on usage. We believe a risk-weighted asset approach would be consistent with how a potential purchaser would determine the fair value of our reporting units, and the nature of the business activities in the U.S. is such that it is more practicable to perform allocations on the basis of risk-weighted assets than at the HSBC Holdings level because of the more diverse range of financial services activity at the Group level. The approach taken at the HSBC Holdings level also includes an allocation based on usage for global businesses where certain assets and liabilities support more than one global business.

•
Tell us in more detail how you are able to ensure the way you derive the fair value of your reporting units (discounted cash flow method) is reflective of all of the assets and liabilities that you have determined make up the carrying value of the reporting units through your determination of the carrying value based upon a risk-weighted assets approach.

Response:
The discounted cash flow method employed to calculate the fair value of all reporting units uses outputs from our planning process, which includes a forecast of earnings, the balance sheet and risk-weighted assets. We conduct this analysis for each reporting unit, an approach that collectively includes all of the assets and liabilities of HUSI. This integrated approach, coupled with detailed analysis, the relative stability of the core businesses and review at the Executive Management and Board level, provide reasonable assurance that all income and expenses have been accounted for in the projections used in the fair value calculation.
In addition, for December 31, 2012 we engaged an independent valuation specialist to value two of our reporting units that required an interim goodwill assessment. The independent valuation specialist used two separate methods to determine their assessment of the fair value. The methods used were a discounted cash flow approach and a market approach that consider similar recent market transactions. We also utilized the independent valuation specialist at July 1, 2013, the date of our annual goodwill impairment test. These independent valuations further affirmed our internal valuations.
Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies and New Accounting Pronouncements, page 137
Resale and Repurchase Agreements, page 138
3. We note your disclosure that “generally” you account for resale and repurchase transactions as secured lending and secured borrowing agreements, as applicable. Please revise your disclosure in future filings to address the following:

•	Describe the circumstances under which you would not account for resale and repurchase agreements as secured lending and borrowing agreements.

October 4, 2013

Response:
Under our accounting policy, we would account for resale and repurchase agreements as sales if they met the requirements for sale accounting pursuant to paragraphs 860-10-40-5 and 860-10-40-24 of ASC Topic 860 Transfers and Servicing. Our resale and repurchase transactions are not normally structured in this fashion, and no such cases occurred in the reporting periods ended June 30, 2013. To avoid confusion, we will remove the term “generally” from our disclosure in future filings as we do not expect to enter into resale and repurchase transactions that are structured in this fashion in future periods.

•	Quantify how much of your resale and repurchase agreements are not accounted for as secured lending or borrowing agreements for each period presented.
Response:
Please see our response to the previous question.
Note 8 - Loans, page 157
Age Analysis of Past Due Loans, page 157
4. We note a significant increase in home equity mortgages that are 1-29 days past due at December 31, 2012 compared to December 31, 2011. Please respond to the following:

•
Tell us whether you have identified any trends driving the increase in early stage delinquencies (1-29 days past due) for the home equity mortgage portfolio. In this regard, we note that the level of early stage delinquencies at March 31, 2013 for this home equity portfolio remains consistent with the levels as of December 31, 2012.

Response:
The increase in the 1-29 days past due category from December 31, 2011 relates to home equity mortgage loans originated by our Private Banking business. This is a low-volume portfolio of high balance loans collateralized by high value homes to high net worth customers. Changes have not led to any subsequent meaningful trends or deterioration in the credit quality of the underlying home equity mortgage portfolio. We have further reviewed the Private Banking portfolio of loans that were reported as 1-29 days past due at both December 31, 2012 and March 31, 2013 and based on this more granular analysis, we do not believe there are meaningful trends developing that will result in further increases in later stage delinquency categories. The amount of two-months-and-over contractual delinquency on our home equity mortgage loan portfolio has remained relatively constant since September 2012, fluctuating between $67 million and $85 million over the last 4 quarters and totaled $77 million at June 30, 2013.

•
We note per page 19 of your March 31, 2013 Form 10-Q that other loan portfolios experienced a significant increase in early stage delinquencies at March 31, 2013 relative to the levels at December 31, 2012 and 2011. Specifically, we note sharp increases in early stage delinquencies for each category of commercial loans except for global banking. Please identify any trends which you believe may be driving these early stage delinquencies.

Response:
The most frequent reason for commercial loans to become 1-29 days past due is that loans are in the routine process of pay down or refinancing. Absent other factors, our collection teams would not consider such loans to be delinquent before they were 30 days delinquent. In this regard, we have modified our disclosures in 2013 as discussed in the following question.

•
Tell us why you revised your definition of “current” loans in your June 30, 2013 Form 10-Q to be based on loans less than 30 days past due as compared to prior periods where loans that were 1-29 days past due were classified separately.

October 4, 2013

Response:
The table containing the age analysis of past due loans on page 158 of the 2012 Form 10-K has historically been presented to meet the disclosure requirement of Accounting Standards Codification 310-10-50-7A. During the second quarter of 2013, we reviewed whether disclosure of 1-29 days delinquent loans was meaningful or required. As discussed in our response to your immediately preceding question, we regularly experience instability in early-stage delinquency of our commercial portfolio not related to credit. Our mortgage operations personnel don’t consider loans less than 30 days delinquent to be past due. We reviewed related disclosures by our bank peer group, all of which report loans less than 30 days delinquent and current loans together as one number. In addition, the example disclosure provided in ASC 310-10-55 also presents loans less than 30 days delinquent as current. Based on our review and the factors discussed above, we revised our definition of "current."

•	In light of your change in the definition of “current” loans as of June 30, 2013, please tell us whether you have identified other credit metrics to serve as leading indicators.
Response:
Commercial and Consumer loan credit quality indicators are separately disclosed on pages 165-167 of our 2012 Form 10-K and pages 27-29 of our June 2013 Form 10-Q. These credit quality indicators are unchanged by our decision to include loans 1-29 days delinquent as current for purposes of our aging table presented on page 158 of our 2012 Form 10-K and page 21 of our June 30, 2013 Form 10-Q.
Note 29 - Fair Value Measurements, page 222
5. Please refer to our prior comment 19 regarding liquidity risk adjustments and address the following:

•
It remains unclear how you are incorporating your liquidity adjustment into your level 3 valuation models when you cannot quantify the amount. For example, your response states that “…all risk factors are considered in estimating the range of unobservable inputs…”. You further indicate in your response that you use stress scenarios to determine your liquidity adjustment where no market consensus data is available.

Response:
Our Level 3 assets and liabilities comprise primarily debt and equity securities and derivatives. Our valuation techniques for Level 3 fair values use unobservable market inputs to arrive at our best estimate of fair value. For Level 3 fair values, in most cases we do not make an explicit adjustment to the fair value for liquidity risk or model uncertainty. Instead, we apply a range of assumptions that we believe implicitly incorporate adjustment for liquidity and model uncertainty.
In certain cases, we do make an explicit adjustment to Level 3 fair values for liquidity risk and model uncertainty. These adjustments totaled $7 million and $15 million at June 30, 2013 and December 31, 2012, respectively, and differ depending on the product.
For credit default swaps in foreign currencies, credit default swap spreads are not available. In this instance, we review the historical correlation of daily movements of credit default swap spreads and foreign exchange rates over the past two years and stress the mean to an appropriate level that reflects the liquidity and model risks. This class of Level 3 financial instruments is a separate portfolio of derivatives that is winding down and therefore the magnitude of the liquidity risk and model uncertainty adjustment is insignificant and continues to diminish.
For certain Level 3 assets, we do not make explicit adjustments to fair values for liquidity risk and model uncertainty but apply either an income or a shortfall approach. An example is a large portion of our Level 3 debt securities related to asset-backed securities hedged with derivatives. A valuation model (e.g., Intex) estimates and discounts projected cash flows for the underlying bonds. Projections

October 4, 2013

may use historical input stresses or probability weighted scenarios. We believe this process inherently incorporates liquidity and model adjustments. However, these elements cannot be isolated and as a result, these procedures do not provide an explicit determination of liquidity risk and model uncertainty. We also utilize unobservable parameter adjustments when instruments are valued using internally developed models which reflects the uncertainty in the value estimates provided by the model.
We review and stress historical data for unobservable inputs (e.g., correlation, volatility). Some stress scenarios involve a 95% confidence interval (i.e., two standard deviations). Other stress scenarios may be performed using highly stressed historical inputs such as credit spreads experienced during the most recent credit crisis.

•
Please better describe how the use of historical information and a stress procedure implicitly estimate liquidity risk. Also, please revise your disclosure to provide a discussion of how you determine the best estimate within the stress test range.

Response:
As discussed in more detail in our response to bullet 1, we use both historical information on the correlation of daily movements between credit default swap spreads and foreign exchange rates and the valuation of asset-backed securities to establish adjustments that reduce the fair value of our Level 3 assets. We consider these liquidity risk and model uncertainty adjustments as they capture risk assumptions that market participants would use for these specific asset classes.
In future filings, we will add additional disclosure to our discussion of the liquidity risk adjustment on page 222, similar to the following:
“We apply stress scenarios in determining appropriate liquidity risk and model risk adjustments for Level 3 fair values by reviewing the historical data for unobservable inputs (e.g. correlation, volatility). Some stress scenarios involve a 95 percent confidence interval (i.e., two standard deviations). Other stress scenarios may be performed using highly stressed historical inputs such as credit spreads experienced during a credit crisis. We also utilize unobservable parameter adjustments when instruments are valued using internally developed models which reflects the uncertainty in the value estimates provided by the model.”

•	Please provide an estimate of the liquidity risk as a percent of value where no market consensus data is available.
Response:
As indicated in our response to bullet 1, when we do make explicit adjustments to Level 3 fair values for liquidity risk and model uncertainty, these adjustments were approximately $7 million and $15 million at June 30, 2013 and December 31, 2012, respectively. These adjustments represented an insignificant percentage of the assets and liabilities where no market consensus data was available.
Form 10-Q for the Quarterly Period Ended June 30, 2013
Notes to Consolidated Financial Statements, page 10
Note 6 - Loans, page 20
Impaired Commercial Loans, page 26
6. Your disclosure indicates that you experienced a charge-off of a single loan totaling $57 million. However, the balance of impaired loans with an allowance has increased while the related allowance for loan losses has decreased significantly. Please clarify where this loan is reported in this disclosure (i.e. clarify whether it is reported as a loan with no allowance subsequent to the charge-off or whether it is still reported in the loans with an associated impairment reserve). It appears that the impairment reserve, even accounting for this charge-off has decreased. Please revise your disclosure, either here or in management’s discussion and analysis as appropriate, to discuss the reasons for this trend.

October 4, 2013

Response:
Loss reserves for specific loans are provided based on the estimated value of specific underlying collateral. The loan to which your inquiry refers had a balance of $71 million and an impairment reserve of $57 million when charged off in the first quarter of 2013. That loan's remaining balance, $14 million, is supported by the underlying collateral and reported in the ‘Amount without Impairment Reserves’ column at June 30, 2013. Otherwise, loans in this category increased when two currently-performing TDR loans totaling $152 million with $6 million of reserves became impaired. Offsetting this impairment were decreases in loans of $49 million with collateral value of $40 million and reserves of $9 million.
In future 2013 filings, we will expand footnote 1 under the table to provide additional disclosure similar to the following:
“(1) The increase in construction and other real estate impaired loans with impairment allowances since December 31, 2012 largely reflects the impact of currently performing TDR loans added in the second quarter of 2013 totaling $152 million, for which an insignificant amount of impairment reserves were required, that more than offset the partial charge-off of a loan with a balance of $71 million and decreases in previously impaired loans.”

In connection with the responses provided above, HSBC USA Inc. hereby acknowledges that:

•	HSBC USA Inc. is responsible for the adequacy and accuracy of the disclosure in the filings referred to above;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referred to above; and

•	HSBC USA Inc. may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
These responses herein have been reviewed with the Chairman of our Audit Committee. If you have any questions about our responses contained in this letter or the referenced filings, please call Jeanine Giraldo McHugh, Senior Vice President and Deputy General Counsel of HSBC USA Inc. at (212) 525-2634 or Jack McGinnis, Senior Executive Vice President and Chief Financial Officer of HSBC USA Inc. (212) 525-3482.

Sincerely,

/s/ John T. McGinnis
John T. McGinnis
Senior Executive Vice President and Chief Financial Officer
HSBC USA Inc.